TPT GLOBAL TECH, INC.

501 West Broadway, Suite 800 San Diego, CA 92101

Phone (619) 301-4200

June 27, 2023

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Michael Foland, Staff Attorney and Jan Woo, Legal Branch Chief

Washington, D.C 20549

Re:

TPT Global Tech, Inc.

Offering Statement on Form 1-A POS filed March 23, 2023

File No. 024-11260

Dear Commission:

The undersigned, TPT Global Tech, Inc., a Florida corporation (the “Registrant” or “Company”), has filed an Offering Statement on Form 1-A POS (File No. 024-11260) (the “Offering Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kenny Walters, FINRA Reviewer, verbally indicated that FINRA did not have comments on the amended Offering Statement on Form 1-A POS.

Registrant respectfully requests that the qualification date of the Offering Statement, as amended, be accelerated to 10:00 AM on June 28, 2023 or as soon thereafter as is possible.

Sincerely,

TPT Global Tech, Inc.
/s/ Stephen J. Thomas, III
Stephen J. Thomas, III, CEO